________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  FORM 10-SB/A
                                AMENDMENT NO. 1
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                                       OR
                12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                            ------------------------

                             A.M.S. MARKETING, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                            ------------------------

                        DELAWARE                                                 65-0854589
              (STATE OR OTHER JURISDICTION                           (IRS EMPLOYER IDENTIFICATION NO.)
           OF INCORPORATION OR ORGANIZATION)

               7040 W. PALMETTO PARK ROAD                                          33433
                 BUILDING 4, SUITE 572                                           (ZIP CODE)
                     BOCA RATON, FL
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (561) 218-2140
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                            ------------------------

          SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

                  TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH
                  TO BE SO REGISTERED                                  EACH CLASS IS TO BE REGISTERED
                  -------------------                                  ------------------------------

                          None                                                      None

          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                                  Common Stock
                                (TITLE OF CLASS)

________________________________________________________________________________

                               TABLE OF CONTENTS


ITEM                                                                                                          PAGE
----                                                                                                          ----

       Introduction........................................................................................      3
                                                      PART I
 1.    Business............................................................................................      3
 2.    Management's Discussion and Analysis................................................................      6
 3.    Description of Property.............................................................................      7
 4.    Security Ownership of Certain Beneficial Owners and Management......................................      7
 5.    Directors, Executive Officers.......................................................................      7
 6.    Executive Compensation..............................................................................      7
 7.    Certain Relationships and Related Transactions......................................................      8
 8.    Description of Securities...........................................................................      8
                                                     PART II
 1.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.....      8
 2.    Legal Proceedings...................................................................................      9
 3.    Changes in and Disagreements With Accountants.......................................................      9
 4.    Recent Sales of Unregistered Securities.............................................................      9
 5.    Indemnification of Directors and Officers...........................................................     11
                                                     PART F/S
 1.    Financial Statements................................................................................     14
                                                     PART III
 1.    Index to Exhibits...................................................................................     20

                                  INTRODUCTION


     This is Amendment No. 1 to the Registration Statement on Form 10-SB for the common stock, par value $.001 per share (the 'Common Stock'), of A.M.S. Marketing, Inc., a Delaware corporation ('A.M.S.'). The Registration Statement, as amended hereby, contains the information required by Alternative 3 of Form 10-SB, and is being filed on a voluntary basis in anticipation of A.M.S. applying to have its shares of Common Stock traded on the OTC Bulletin Board. There can be no assurance that such application will be granted and, if granted, that an active trading market will be established or maintained for the Common Stock. At the present time, the Common Stock is not traded on any exchange.


                                     PART I

ITEM 1. BUSINESS

FORWARD-LOOKING STATEMENTS

     This Registration Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the 'Exchange Act'). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include statements in which words such as 'expect,' 'anticipate,' 'intend,' 'plan,' 'believe,' 'estimate,' 'consider' or similar expressions are used.


     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 21E of the Exchange Act.


HISTORY


     A.M.S. is the surviving entity in a merger with its then corporate parent Parkview Management Inc., a Florida corporation ('Parkview'). The background to the merger is as follows:



     Parkview was formed in July 1982 and provided business consulting services to start-up and development companies until 1993 when it ceased operations. In January 1998, Alfred M. Schiffrin, the current president and sole director of A.M.S., purchased from Parkview 1200 shares of its common stock for $1200 and, on the same date, purchased 800 shares of Parkview's common stock for $800 from a former officer and director of Parkview. As a result, Mr. Schiffrin became the controlling shareholder of Parkview and he was elected the sole director and president of Parkview.



     In July, 1998, Parkview caused the incorporation of A.M.S. as a wholly owned subsidiary in the State of Delaware for the purpose of effecting the reincorporation of Parkview as a Delaware corporation. On July 31, 1998, Parkview and A.M.S. entered into an Agreement and Plan of Merger (the 'Plan') that provided for the merger (the 'Merger') of Parkview with and into A.M.S., with A.M.S. as the surviving entity, and on the effective date of the Merger (the 'Effective Date') for each share of common stock of Parkview issued and outstanding immediately prior thereto to be converted into 1000 shares of A.M.S. common stock and each share of A.M.S. common stock issued and outstanding immediately prior thereto to be canceled. The Plan also provided that on the Effective Date A.M.S. would assume all of the assets and liabilities of Parkview and the directors and officers of Parkview would become the directors and officers of A.M.S. The Plan was approved by the directors and stockholders of Parkview and A.M.S., and the Effective Date of the Merger was August 20, 1998. On such date, Parkview had no known assets or liabilities.



     All references below to the 'Company' include A.M.S. and Parkview.


     On January 25, 1999, the Company effected a two for one forward split of its outstanding shares of Common Stock (the 'Forward Split'). Unless otherwise indicated, all share and per share data set forth below gives effect to the Forward Split. The Common Stock is not currently traded on any exchange.

The Company intends to apply to have the shares of Common Stock traded on the OTC Bulletin Board but there can be no assurance that such application will be granted and, if granted, that an active market will be established or maintained for the Common Stock.


GENERAL



     The Company is in the development stage. Since June 1998, the Company has been marketing pre-owned, brand name photocopy machines for an unrelated office furniture company. The Company decided to engage in marketing products for others because of the limited capital resources required for such activity. The Company selected pre-owned photocopiers as its initial product to market because it believed there was a demand for and a readily available supply of pre-owned photocopiers and expected the profits margins on the sale of used equipment would be higher than the profit margins on the sale of like new equipment. Accordingly, the Company's president approached the principals of the unrelated office furniture company with whom he had a prior personal relationship with the idea of selling pre-owned photocopiers because he believed their business could provide a platform for the Company's contemplated business.



     The Company is exploring the marketing of other products, including new and pre-owned items of office equipment other than photocopiers, office furniture, home furnishings and appliances, as well as the purchase and resale of such items to the extent the Company's resources permit. The Company is also considering other means of expanding its business, such as through acquisition, that may entail the issuance of additional shares of its Common Stock, but there are no current plans to do so. Any such acquisition will be made in compliance with applicable Federal and state securities and corporate law, and, depending upon the structure of the transaction, submission of information to shareholders regarding such acquisition prior to consummation, as well as shareholder approval thereof, may not be required. See 'Plan of Operations.'


SERVICES/PRODUCTS

     The Company is currently marketing pre-owned, refurbished Canon and Minolta photocopy machines in conjunction with Office Furniture Warehouse, Inc. ('OFWI'), an unaffiliated party located in Pompano Beach, Florida, where OFWI maintains a 12,000 square foot showroom and a nearby 30,000 square foot warehouse. OFWI is a retail seller of new and used office furniture and systems. The photocopiers marketed by the Company range from simple desk-top models to stand-alone, multi-function business machines.


     Pursuant to an oral agreement between the Company and OFWI, which is terminable at will by either party, revenues generated from the sale of pre-owned photocopiers, after deduction of the cost of each photocopier, the cost of a 90-day warranty purchased from unaffiliated parties, and the payment of a $50 referral fee to any furniture salesman of OFWI who refers a customer to the Company that purchases a pre-owned photocopier, are shared equally between the Company and OFWI.



     The Company is the sole and exclusive marketer for OFWI of pre-owned photocopiers. In such capacity, the Company selects and arranges for the purchase by OFWI of the pre-owned photocopiers to be marketed. The Company's president, who spends most of his business time on the sales' floor of OFWI, is responsible for and effects all sales of such photocopiers on behalf of OFWI and schedules delivery and installation thereof by OFWI trucks and personnel. The photocopiers are generally warranted for 90 days by third party providers arranged by the Company and with whom OFWI contracts.


     The Company is highly dependent upon OFWI. Termination by OFWI of its oral agreement with the Company would have a material adverse effect upon the Company, as the Company currently lacks the financial resources to operate its own retail outlets and may be unable to locate another party for whom it could provide its marketing services on the same terms and conditions as agreed with OFWI.


     The Company is exploring other marketing opportunities, including new and pre-owned office equipment, office furniture, home furnishings and appliances, as well as the purchase and sale of such items to the extent the Company's resources permit. In each case, the Company will attempt to favor in its product mix pre-owned items, as the Company believes it can realize greater gross profit margins on such items.

DISTRIBUTION


     The Company markets the pre-owned photocopiers by means of daily advertisements in local newspapers, daily facsimile transmissions to local businesses, periodic advertisements in newspapers of larger circulation and direct mail solicitations that are created and paid for by the Company. In addition, the Company prepares advertisements that are run as adjuncts to OFWI's furniture advertisements and the costs thereof are borne by OFWI.


COMPETITION


     The pre-owned photocopier industry in the geographic area where the Company operates is highly competitive and consists of numerous small companies. The Company also competes with sellers of new photocopy machines, principally Ikon Office Solutions, Copyco and Danka Business Systems. Competition in the industry is generally based on price, service and availability of varied models of equipment. The Company anticipates that it will experience substantial competition in attempting to secure clients for its marketing services with respect to products other than pre-owned photocopiers. In each instance, almost all of the Company's competitors possess greater resources than the Company and have a longer operating history.


PRINCIPAL SUPPLIERS


     All of the pre-owned photocopier machines currently marketed by the Company are purchased by OFWI from Intercom Copier Market ('ICM'), an unaffiliated party located in Pompano Beach, Florida. ICM advertises itself as the largest wholesaler of pre-owned photocopiers in south Florida and one of the largest in the United States. There are other suppliers from whom OFWI could purchase pre-owned photocopiers. The Company believes, however, that because of favorable logistics and pricing and the high quality of the equipment sold by ICM, the loss of ICM as a supplier would have a significant effect upon the Company. In addition, interruptions in supply could adversely effect the ability of the Company and OFWI to meet customer demand in a timely manner.



     The 90 day warranty offered by OFWI is currently provided by two, unrelated third party providers. For customers located in Broward and Palm Beach Counties, Florida, the warranty is provided by Gold Coast Business Machines and for customers located in Dade County, Florida the warranty is provided by Integrated Copier Systems Inc. On the few occasions to date that sales have been made to customers outside of such counties no warranties have been included. If such sales increase, the Company will seek to effect arrangements with a local provider or providers of warranty service. The Company believes that the loss of either of the current providers would not have a material adverse effect upon the Company as there are other providers available.


GOVERNMENTAL REGULATION

     The Company is not subject to any governmental regulations other than those generally applicable to all businesses.

EMPLOYEES


     The Company does not have any employees other than its current officer and director, Alfred M. Schiffrin. The Company's success will be largely dependent upon the decisions made by Mr. Schiffrin, who devotes all of his business time to the Company's affairs and is responsible for selecting and arranging for the purchase of the pre-owned photocopiers marketed by the Company, selling the photocopiers, scheduling and arranging delivery thereof, and creating and placing all of the Company's advertisements. Mr. Schiffrin has had over 20 years experience in marketing, primarily of stocks, bonds and other securities, but has had no prior experience in the marketing of pre-owned photocopiers. See 'Directors, Executive Officers.'

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

     The Company is in the development stage having recommenced operations in June 1998 after being inactive for several years. Accordingly, management believes that comparisons between the results of operations for 1998 and prior years would not be meaningful.


     The Company is currently engaged in marketing activities for an unrelated party and has no employees other than its president who is unsalaried. The Company does not anticipate hiring any employees, purchasing any plant or significant equipment or conducting any product research and development during the next 12 months. The Company also does not anticipate initiating any sales activities for its own account until such time as the Company's resources permit.



     During the next 12 months, the Company expects to continue marketing pre-owned photocopiers. The Company will also continue to explore the marketing of other products, including new and pre-owned items of office equipment other than photocopiers, office furniture, home furnishings and appliances, as well as the purchase and resale of such items to the extent the Company's resources permit. The Company is also considering other means of expanding its business, such as through acquisition, merger or other form of business combination involving one or more entities engaged in the same, similar or unrelated business as the Company. Any such transaction may entail the issuance of additional shares of its Common Stock, but there are no current plans to engage therein. Any such acquisition, merger or combination will be made in compliance with applicable Federal and state securities and corporate law, and, depending upon the structure of the transaction, submission of information to shareholders regarding any such transaction prior to consummation, as well shareholder approval thereof, may not be required. The Company's president, Alfred M. Schiffrin, has had experience as an investment banker in locating potential acquisitions but the Company may employ the services of a broker or finder who would be entitled to compensation to assist in identifying suitable opportunities.


     As discussed below, fiscal year 1998 was characterized by nominal revenues offset by significant expenses associated with financing and establishment of the Company's offices.

RESULTS OF OPERATIONS

     Revenues in fiscal 1998 were approximately $11,100 and expenses were approximately $19,600, resulting in a net loss for such year in the amount of approximately $8,500. Of the $19,600 of expenses, approximately $12,000 represented legal, accounting and filing fees incurred in connection with the Company's private placement in December, 1998 that resulted in gross proceeds to the Company of $44,450 and approximately $3,000 represented certain one-time costs and expenses of establishing the Company's offices.

     The Company is not presently aware of any known trends, events or uncertainties that may have a material impact on its revenues or income from operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company financed its operations during 1998 through a non-interest bearing loan of $7,500 from its president that was repaid at the end of 1998 and revenues from operations, and from the net proceeds of $32,450 received from the sale of 44,450 shares of Common Stock. As of December 31, 1998, the Company's principal sources of liquidity consisted of cash of $35,470 and accounts receivable of $898. The Company believes that such sources will be sufficient to allow it to operate with minimum revenues over the next twelve months.

     The Company does not have any present plans to raise additional capital through the sale of Common Stock or other securities.

ITEM 3. DESCRIPTION OF PROPERTY


     The Company does not own or lease any real property except for an executive office suite leased from Executive Suites of Grove Centre, Inc. on a month-to-month basis, terminable by either party on 30 days notice. The monthly base rent is $430.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those 'beneficially owned' as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

                                                                                   NUMBER OF      PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                              SHARES OWNED     OWNED
------------------------------------                                              ------------    -------

Alfred M. Schiffrin ...........................................................     4,000,000       87.2%
  c/o A.M.S. Marketing, Inc.
  7040 W. Palmetto Park Road
  Building 4, Suite 572
  Boca Raton, FL 33433

Alicia M. LaSala ..............................................................       400,000        8.7%(1)
  6674 Serena Lane
  Boca Raton, FL 33433
All Executive Officers and Directors as a Group (one person)...................     4,000,000       87.2%

------------

(1) Includes 20,000 shares of Common Stock owned of record by a trust for the benefit of Mrs. LaSala's minor child of which her husband is the sole trustee and 160,000 shares of Common Stock owned of record by her husband's individual retirement account. Mrs. LaSala disclaims beneficial ownership of such shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each director and executive officer of the Company as of the date hereof.

                         NAME                            AGE                        POSITION
                         ----                            ---                        --------

Alfred M. Schiffrin...................................   61    President, Secretary, Treasurer and Director


     Alfred M. Schiffrin has been President, Secretary, Treasurer and a Director of the Company since January 1998. Since December 1995, Mr. Schiffrin has been the President of Newmarket Strategic Development Corp., a currently inactive consulting company. From September 1995 to May 1997, Mr. Schiffrin was President of L.H. Ross & Company, a broker dealer registered with the National Association of Securities Dealers (the 'NASD'). From September 1994 to August 1995, Mr. Schiffrin was an independent investor. From July 1994 to September 1994, Mr. Schiffrin was an account executive with Ross Securities, an NASD broker dealer located in Boca Raton, Florida.


ITEM 6. EXECUTIVE COMPENSATION


     The Company has not paid any compensation to its current officer and director and none is currently accrued. The Company expects to pay reasonable compensation at such time as the Company's business develops to such extent that it is able to do so. The Company does not have any incentive or stock option plans and does not have any employment agreements.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder or promoter, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (includes spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows: in January 1998, Parkview, the Company's predecessor, sold 1,200 shares of Common Stock to Alfred M. Schiffrin for an aggregate consideration of $1,200. During 1998, the Company borrowed (and repaid) $7,500 from Mr. Schiffrin, its president, as a non-interest bearing working capital advance, that was not evidenced by a promissory note.


ITEM 8. DESCRIPTION OF SECURITIES

     The Company's authorized capital consists of 20,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. Stockholders are not permitted to cumulate votes in the election of directors. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities. The outstanding shares of Common Stock are duly and validly issued, fully paid and non-assessable.

     As of the date hereof, the Company has outstanding 4,588,900 shares of Common Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

     There are no outstanding options or warrants to purchase, or securities convertible into, shares of Common Stock.

     As of the date hereof, there are 4,000,000 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the 'Securities Act') and the Company has not agreed to register any shares of Common Stock under the Securities Act for sale by security holders.

     The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

HOLDERS OF RECORD


     As of April 1, 1999, there were approximately 64 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 66.


DIVIDENDS

     The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Delaware law, a Company is prohibited from paying dividends if the Company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the Company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS

     As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     There has been no change in principal independent accountants or reported disagreements on any matter of accounting principles or procedures or financial statement disclosures during the Company's two most recent fiscal years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below. The share information below does not reflect the Forward Split.


     1. On January 2, 1998, Parkview, the Registrant's predecessor, issued an aggregate of 1,200 shares of Common Stock for aggregate gross proceeds of $1,200. The shares were issued to Alfred M. Schiffrin, a sophisticated investor.



     2. On June 29, 1998, Parkview, the Registrant's predecessor, issued an aggregate of 50 shares of Common Stock for an aggregate gross proceeds of $50. The shares were issued to Anthony M. Collura, a sophisticated investor.



     3. On August 20, 1998, Registrant issued an aggregate of 2,250,000 shares of Common Stock to the three shareholders of Parkview in connection with the merger, on such date, of Parkview with and into the Registrant.



     4. In December, 1998, the Company completed a private placement of its Common Stock to 62 investors. The Company issued 44,450 shares of its Common Stock at $1.00 per share. The shares were issued to the following investors:


                                                                     NUMBER OF SHARES
                         NAME OF INVESTOR                               PURCHASED        AMOUNT INVESTED
                         ----------------                               ---------        ---------------
Acosta, Maximino..................................................           300                 300
Acosta, Maximino, C/F Alissa Acosta UGMAFL........................           100                 100
Acosta, Maximino, C/F Lisette Acosta UGMAFL.......................           100                 100
Acosta, Maximnio, C/F Nicholas Acosta UGMAFL......................           100                 100
Astrove, Andrew & Ellen...........................................        10,000              10,000
Ayala, Ritchie....................................................           100                 100
Bancroft, Michael, Sr.............................................           500                 500
Bromberg, Alfred..................................................           200                 200
Bruno, Cirino.....................................................           100                 100
Cimino, Enzo......................................................           250                 250
Cimino, Margaret..................................................           250                 250
Cohen, Ronald.....................................................         2,500               2,500
Cohen, Sandra.....................................................         2,500               2,500
Collura, Anthony M................................................         1,000               1,000
Collura, Anthony M., C/F Alaina Collura UGMANY....................         1,000               1,000
Collura, Anthony M., C/F Alyssa Collura UGMANY....................         1,000               1,000
Collura, Anthony M., C/F Ariana Collura UGMANY....................         1,000               1,000
Dexter, John......................................................           100                 100
Egry, Donald......................................................           350                 350
Egry, Janice......................................................           350                 350

                                                  (table continued on next page)

(table continued from previous page)

                                                                     NUMBER OF SHARES
                         NAME OF INVESTOR                               PURCHASED        AMOUNT INVESTED
                         ----------------                               ---------        ---------------
Feder, Elaine.....................................................           100                 100
Feder, William....................................................           100                 100
Feinmel, Howard...................................................           100                 100
Fitton, Randall...................................................           200                 200
Gusrae, Bert & Wendy..............................................           100                 100
Gusrae, Bert, C/F Gary Gusrae UGMAFL..............................           100                 100
Gusrae, Bert, C/F Robert Gusrae UGMAFL............................           100                 100
Harding, Bonnie...................................................           100                 100
Harding, James....................................................           100                 100
Harding, James, C/F Kristen Harding UGMAFL........................           100                 100
Harding, James, C/F Stephanie Harding IGMAFL......................           100                 100
Jacobsen Peter....................................................           100                 100
Klosta, Robert....................................................           750                 750
Kraus, Michael....................................................           100                 100
Lorch, Edward & Theresa...........................................         1,000               1,000
Markowitz, Michael................................................           200                 200
Matteis, Joyn.....................................................         5,000               5,000
McMillan, Scott...................................................           200                 200
Mednick, Gary.....................................................           100                 100
Mednick, Gary, C/F Carly Mednick UGMANY...........................           100                 100
Mednick, Gary, C/F Melanie Mednick UGMANY.........................           100                 100
Mednick, Jayne....................................................           100                 100
Michelin, Franklyn................................................           150                 150
Miller, Bruce.....................................................           500                 500
Miller, Bruce, C/F Amber Miller UGMANY............................           500                 500
Miller, Bruce, C/F Jerri Miller UGMANY............................           500                 500
Miller, Bruce, C/F Lynn Miller UGMANY.............................           500                 500
Miller, Edward....................................................           500                 500
Miller, Janet.....................................................           500                 500
Miller, Lillian...................................................           500                 500
Pace, Philip, Jr..................................................           100                 100
Rich, David.......................................................           250                 250
Rich, Fred........................................................         1,000               1,000
Rich, Nancy.......................................................           750                 750
Schatz, Adam......................................................           500                 500
Schatz, David.....................................................           500                 500
Schatz, Larry.....................................................         5,000               5,000
Schiffrin, Carole.................................................           750                 750
Schiffrin, Geoffrey...............................................           500                 500
Stern, Alan.......................................................           500                 500
Torres, Angel.....................................................           100                 100
Warmbrand, Monte..................................................           100                 100


     The issuances described in items 1 and 2 above were deemed exempt from registration under the Securities Act, in reliance on Section 4(2) of the Act, as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates in such transactions and all recipients had adequate access to information about Parkview. The issuances described in item 3 above were deemed exempt from registration under the Securities Act in reliance on Rule 145 promulgated by the Securities and Exchange Commission (the 'Commission') under the

Securities Act. The issuances described in item 4 above were deemed exempt from registration under the Securities Act in reliance upon Rule 504 of Regulation D as promulgated by the Commission under the Securities Act. The recipients of securities in such transactions were provided appropriate information about the Registrant and were afforded the opportunity to verify the information supplied.


ITEM 5.INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation, as amended, provides that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Delaware, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-laws further provide that the Company must indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law and provides for the advancement of expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the By-laws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.

                                    PART F/S

     The following financial statements of A.M.S. Marketing Inc. are included in this Part F/S.

          Balance Sheet at December 31, 1998.

          Statements of Operations for the Years Ended December 31, 1998 and
     1997.

          Statements of Shareholders' Equity for the Years ended December 31, 1998 and 1997.

          Statements of Cash Flows for the Years ended December 31, 1998 and
     1997

          Notes to Financial Statements

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
A.M.S. MARKETING, INC. AND SUBSIDIARY
Boca Raton, Florida

     I have audited the consolidated balance sheet of A.M.S. Marketing, Inc. and Subsidiary as of December 31, 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A.M.S. Marketing, Inc. and Subsidiary as of December 31, 1998, and the results of operations and its cash flows for each of the two years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          THOMAS W. KLASH
                                          Certified Public Accountant

Hollywood, Florida
January 20, 1999

                             A.M.S. MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998

                                                                                                           1998
                                                                                                           ----

                                                ASSETS

Current Assets:
     Cash and cash equivalents.........................................................................   $35,470
     Accounts receivable -- trade......................................................................       898
     Prepaid expenses..................................................................................       455
                                                                                                          -------
          Total current assets.........................................................................    36,823
                                                                                                          -------

Other Assets:
     Security deposits.................................................................................       430
                                                                                                          -------
               Total Assets............................................................................   $37,253
                                                                                                          -------
                                                                                                          -------

                                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
          Total current liabilities....................................................................   $ --
                                                                                                          -------

Shareholders' Equity:
     Common Stock, $.001 par value, 20,000,000 shares authorized; 4,588,900 shares issued and
      outstanding......................................................................................     4,588
     Additional paid-in capital........................................................................    45,812
     Deficit accumulated during development stage......................................................    (9,347)
     Deficit accumulated prior to development stage....................................................    (3,800)
                                                                                                          -------
          Total Shareholders' Equity...................................................................    37,253
                                                                                                          -------
          Total Liabilities and Shareholders' Equity...................................................   $37,253
                                                                                                          -------
                                                                                                          -------

                See accompanying notes to financial statements.

                     A.M.S. MARKETING, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                       TWO YEARS ENDED DECEMBER 31, 1998
                 AND FROM JANUARY 1, 1994 TO DECEMBER 31, 1998

                                                                                                   CUMULATIVE
                                                                                                   DEVELOPMENT
                                                                     1998             1997        STAGE AMOUNTS
                                                                  ----------       ----------     -------------

Revenues......................................................    $   11,146       $   --          $    11,146
General and administrative expenses...........................        19,593              224           20,493
                                                                  ----------       ----------     -------------
Net (loss)....................................................    $   (8,447)      $     (224)     $    (9,347)
                                                                  ----------       ----------     -------------
                                                                  ----------       ----------     -------------
Per share information:
Weighted average number of common shares outstanding during
  the period..................................................     4,469,620        2,000,000        2,823,207
                                                                  ----------       ----------     -------------
                                                                  ----------       ----------     -------------

Basic (loss) per share........................................     $(.002)            $--            $(.003)
                                                                  ----------       ----------     -------------
                                                                  ----------       ----------     -------------


                See accompanying notes to financial statements.

                     A.M.S. MARKETING, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                       TWO YEARS ENDED DECEMBER 31, 1998

                                                          COMMON STOCK
                                                        $.001 PAR VALUE       ADDITIONAL
                                                      --------------------     PAID-IN      ACCUMULATED
                                                       SHARES       AMOUNT     CAPITAL       (DEFICIT)      TOTAL
                                                      ---------     ------    ----------    -----------    -------

Balance -- December 31, 1996 (as previously
  reported)........................................       1,000     $1,000     $  3,476      $  (4,476)    $ --
1000 for 1 stock exchange, effective July 31,
  1998.............................................     999,000(a)   --          --             --           --
2 for 1 stock split effective January 25, 1999.....   1,000,000     1,000        (1,000)        --           --
                                                      ---------     ------    ----------    -----------    -------
Balance -- (restated) December 31, 1996............   2,000,000     2,000         2,476         (4,476)      --
Contribution to capita.............................      --          --             224         --             224
Net loss for period................................      --          --          --               (224)       (224)
                                                      ---------     ------    ----------    -----------    -------
Balance -- (restated) December 31, 1997............   2,000,000     $2,000     $  2,700      $  (4,700)      --
Sale of Common Stock for cash......................   1,294,450     1,294        44,406         --          45,700
2 for 1 stock split effective January 25, 1999.....   1,294,450     1,294        (1,294)        --           --
Net loss for period................................      --          --          --             (8,447)     (8,447)
                                                      ---------     ------    ----------    -----------    -------
Balance -- December 31, 1998.......................   4,588,900     $4,588     $ 45,812      $ (13,147)    $37,253
                                                      ---------     ------    ----------    -----------    -------
                                                      ---------     ------    ----------    -----------    -------

                See accompanying notes to financial statements.

                             A.M.S. MARKETING, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                     TWO YEARS ENDED DECEMBER 31, 1998 AND
                   FROM JANUARY 1, 1994 TO DECEMBER 31, 1998

                                                                                                      CUMULATIVE
                                                                                                      DEVELOPMENT
                                                                                  1998      1997     STAGE AMOUNTS
                                                                                --------    -----    -------------

Cash flows from operating activities:
     Net loss................................................................   $ (8,447)   $(224)     $  (9,347)
     Adjustments to reconcile net loss to net cash used in operating activities:
          Accounts receivable increase.......................................       (898)    --             (898)
          Prepaid expenses increase..........................................       (455)    --             (455)
          Security deposit increases.........................................       (430)    --             (430)
                                                                                --------    -----    -------------
     Net cash (used in) operating activities.................................    (10,230)    (224)       (11,130)
Cash flows from financing activities:
     Shareholder working capital contributions...............................      --         224            900
     Issuance of Common Stock................................................     45,700     --           45,700
     Proceeds from borrowings................................................      7,500     --            7,500
     Principal repayment of borrowings.......................................     (7,500)    --           (7,500)
                                                                                --------    -----    -------------
     Net cash provided by financing activities...............................     45,700      224         46,600
                                                                                --------    -----    -------------
Increase in cash and cash equivalents........................................     35,470     --           35,470
Cash and cash equivalents -- beginning of period.............................      --        --          --
                                                                                --------    -----    -------------
Cash and cash equivalents -- end of period...................................   $ 35,470    $--        $  35,470
                                                                                --------    -----    -------------
                                                                                --------    -----    -------------

                See accompanying notes to financial statements.

                     A.M.S. MARKETING, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Operations -- A.M.S. Marketing, Inc. (the 'Company') was incorporated in the State of Delaware on July 23, 1998. The Company is pursuing its business plan of marketing pre-owned name brand copy machines from a facility located in Pompano Beach, Florida, owned by an unrelated third party.


     On July 31, 1998, the Company acquired the assets, liabilities, and operations of Parkview Management, Inc. The business combination was accounted for in a manner similar to a pooling of interests because the shareholders of Parkview Management, Inc. received 100% of the stock of A.M.S. Marketing, Inc. as a result of the merger. Accordingly, historical values of Parkview Management, Inc. are reflected in the consolidated financial statements of the successor entity, A.M.S. Marketing, Inc.

     Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Parkview Management, Inc. (a development stage company). Inter-company transactions and accounts have been eliminated.

     Development Stage -- The Company's management is in the process of raising working capital, developing a business plan and commencing operations. Accordingly, the Company is classified as a development stage company.

     Parkview Management, Inc. conducted no business operations effectively from January 1, 1994 through December 31, 1997. Accordingly, it is classified as a development stage company for that period of time. Cumulative operating expenses and cash flows are combined with those of A.M.S. Marketing, Inc. in the accompanying statements of operations and cash flows for the five year period ended December 31, 1998.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents -- Holdings of highly liquid investments with original maturities of three months or less and investments in money market funds are considered to be cash equivalents.

     Income Taxes -- Deferred tax liabilities and assets are provided for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Loss Per Share -- Loss per share for the period is computed by dividing net loss for the period by the weighted average number of common shares outstanding during the period. There are no common stock equivalents.

     All per share amounts are retroactively restated to reflect the capitalization of the successor entity, A.M.S. Marketing, Inc., and the January 25, 1999 stock split.

NOTE B -- COMMON STOCK

     Prior to the merger with Parkview Management, Inc., the Company sold to certain promoters the equivalent of 1,250,000 (pre-split) common shares at par value for consideration of $1,250.

     The Company sold 44,450 pre-split shares of its common stock, at $1.00 per share, to investors during 1998. The offering was made in accordance with the Securities Act of 1933, Rule 504, Regulation D.

                     A.M.S. MARKETING, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1998

NOTE C -- INCOME TAXES

     The Company's net loss of approximately $8,400 may be carried forward to the year 2018 for tax purposes.

     Deferred taxes relating to the tax benefit of the net operating loss was offset by a valuation account due to the uncertainty of profitable operations in the future.

NOTE D -- SUBSEQUENT EVENT

     On January 11, 1999, the Company's Board of Directors declared a two-for-one stock split to shareholders of record on January 25, 1999. Share and per share data for all periods presented have been adjusted to reflect the split.

NOTE E -- RELATED PARTY TRANSACTIONS

     Loans and Advances -- The Company borrowed (and repaid) $7,500 from its President during 1998, as a non-interest bearing working capital advance.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NUMBER                                          DESCRIPTION OF EXHIBIT
--------------                                          ----------------------

      3.1        -- Registrant's Certificate of Incorporation, as amended
      3.2        -- Registrant's By-laws
      4.         -- Specimen form of Registrant's Common Stock Certificate
     27.1        -- Financial Data Schedule

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          A.M.S. MARKETING, INC.,
                                          a Delaware corporation

                                          By:       /s/ ALFRED M. SCHIFFRIN
                                               .................................

                                                    ALFRED M. SCHIFFRIN,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER


Dated: May 3, 1999